October 3, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:       Nudrat Salik

Staff Accountant

Re:          Metabolix, In.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 12, 2012

Form 10-Q for the Period ended June 30, 2012

Filed July 27, 2012

File No. 1-33133

Dear Ms. Salik:

This is to follow up to our telephone conversation today regarding an extension of time to respond to the comment letter from the Staff of the Securities and Exchange Commission, dated October 1, 2012, relating to the above-referenced Form 10-K and Form 10-Q (the “Comment Letter”).  The Company respectfully requests an additional 10 business days to file its complete response to the Staff’s comments.

Assuming the Staff grants the above request for an extension, the Company hereby confirms that it intends to submit its responses to the comments made in the Comment Letter no later than October 29, 2012.

If you should have any questions concerning this request, please contact the undersigned at (978) 513-1842.  Thank you for your assistance with this matter.

Very truly yours,

/s/ Sarah P. Cecil
Sarah P. Cecil
General Counsel